Exhibit 99.1

ASX ANNOUNCEMENT

3 January 2018

Issue of HKD23 million 10% Guaranteed Coupon Convertible Bonds Convertible Into Ordinary Shares of Marvel Digital Limited

Integrated Media Technology Limited (ASX:ITL; NASDAQ:IMTE) ("IMT" or the "Company") announces that on 3 January 2018 the Group entered into the following agreements in connection with the issue of a HK$23 million (equivalent to approximately AU$3.8 million) Convertible Bonds ("Convertible Bonds"): (i) Subscription Agreement between Marvel Digital Limited, a wholly-owned subsidiary of the Company (the "Issuer" or "MDL") and an independent third party entity ("Bondholder") for the Convertible Bonds, (ii) Deed of Guarantee between the Company and the Bondholder to guarantee the payment obligations under the Convertible Bonds and (iii) Put Option Deed between the Company and the Bondholder to repurchase any converted MDL Shares as described below. On the same date, pursuant to the Subscription Agreement, the Convertible Bonds were issued by MDL to the Bondholder as all the terms and conditions in respect of the subscription of the Convertible Bonds were complied with and fulfilled.

Pursuant to the terms of the Convertible Bonds, the Convertible Bonds are convertible in the circumstances set out therein into 75,000 ordinary shares of MDL ("MDL Shares") at a conversion price of HK$306.67 per share, which is equivalent to 20% of the enlarged issued share capital of MDL as of the date of this Announcement. The Bondholder will have the right to convert the whole of their Convertible Bonds into ordinary shares of MDL at any time during the period from 3 January 2018 to 2 January 2020. The period may be extended to a further 12 months subject to the mutual agreement among MDL, Company and Bondholder. Unless previously redeemed or converted, the Convertible Bonds will be redeemed at 100% of their principal amount on the Maturity Date.

In connection with the Convertible Bonds, the Company has entered into a Deed of Guarantee to guarantee the due and punctual performance and observance by the Issuer of its payment obligations of the bond principal and interest under the Convertible Bonds until all the guaranteed obligations have been fully satisfied, discharged or paid in full. A Put Option Deed was also entered into between the Company and the Bondholder whereby the Bondholder can exercise an option, during the Put Option Exercise Period as defined below, to have IMT repurchase the MDL Shares converted by the Bondholder at the principal amount of the converted Convertible Bonds.

The estimated net proceeds from this bond issue, after deduction of commission and expenses, amount to approximately HK$ 21.5 million which will be used for general working capital purposes.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

Principal Terms of the Convertible Bonds

The principal terms of the Convertible Bonds pursuant to the Subscription Agreement, Deed of Guarantee and Put Option Deed are summarised as follows:

Issuer:	Marvel Digital Limited - a company incorporated with limited liability in Hong Kong, which is a wholly-owned subsidiary of the Company.
Guarantor:	Integrated Media Technology Limited
Bondholder:	E-Tech Electronics Limited - a company incorporated with limited liability in Hong Kong.
Principal Amount:	The aggregate principal amount of the Convertible Bonds is HK$23 million.
Issue and Redemption Price:	100% of the principal amount of the Convertible Bonds.
Interest:	The Convertible Bonds bear interest from the Completion Date on 3 January 2018 at the rate of 10% per annum of the principal amount of the Convertible Bonds. Interest is payable on the first business day of every six months.
Conversion Period:	Subject to the Bondholder complying with the procedures relating to conversion, the Bondholder may exercise conversion rights at any time during the period from 3 January 2018 to 2 January 2020 ("Maturity Date"). The period may be extended to a further 12 months subject to the mutual agreement of the extension period and interest among MDL, the Bondholder and the Company.
Conversion Price:	The Convertible Bonds will be convertible into 75,000 ordinary shares of MDL ("MDL Shares") at the conversion price of HK$306.67 per Share.
Redemption:	The Issuer shall not be permitted to redeem any outstanding amount under the Convertible Bonds before the Maturity Date, save as pursuant to the provisions set out in the Subscription Agreement in relation to events of default by the Issuer. Unless previously redeemed or converted in the circumstances referred to in the conditions of the Convertible Bonds, the Company will redeem Convertible Bonds at 100% of its principal amount on the Maturity Date.
Voting Rights:	Bondholder will not have any right to attend or vote at any meeting of the Company by virtue of them being Bondholder, and until and unless they have converted their Convertible Bonds into MDL Shares.
Put Option:	IMT irrevocably grants to the Bondholder a Put Option to repurchase the Shares converted by the Bondholder at the principal amount of the Convertible Bonds during the Put Option Exercise Period. The exercise of the Put Option is conditional upon (i) the Investor having exercised the conversion rights under the Convertible Bonds in full and the Investor is the registered legal and beneficial owner of all the MDL Shares converted under this Convertible Bonds free from all charges, liens, equities and encumbrance; and (ii) the listing of the MDL Shares on the recognised stock exchange does not take place within two years from the conversion of Convertible Bonds to MDL Shares. The Put Option shall be exercisable by the Bondholder once at any time during the Put Option Exercise Period, and if not so exercised, the Put Option will expire automatically at the end of the Put Option Exercise Period.
Put Option Exercise Period:	Means the period of 7 days commencing from the day immediately after the date falling two years from the conversion date of the Convertible Bonds or such other date as agreed by the Company and the Bondholder in writing.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

Yours sincerely,

/S/ Dr. Herbert Ying Chiu Lee

Dr. Herbert Ying Chiu Lee

Executive Chairman and Chief Executive Officer

For further information on this announcement, please contact:

Mr. George Yatzis

Company Secretary

E: compsec@imtechltd.com

About IMT

Further information on IMT is available at www.imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948